Exhibit (a)(3)

BLUE COAT SYSTEMS, INC.

OFFER TO AMEND ELIGIBLE OPTIONS

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions that you may have about the Offer to Amend Eligible Options and the Election Form (which, together with the Stock Option Amendment and Special Bonus Agreement, as they may each be amended or supplemented from time to time, constitute the “Offer”). We urge you to read carefully the Offer because the information in this summary is not complete and does not contain all of the information that is important to you.

1.	WHEN DOES THE OFFER COMMENCE?

The commencement date of the Offer is May 1, 2007.

2.	WHEN DOES THE OFFER EXPIRE?

The Offer will expire on May 29, 2007, at 11:59 p.m. Pacific Time, unless we extend or terminate the Offer. If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. Eastern Time on the next business day following the previously scheduled expiration of the Offer.

3.	HOW AND WHEN DO I TENDER MY ELIGIBLE OPTIONS?

You must log on to the Offer website at https://toadmin.bluecoat.com and click on the MAKE AN ELECTION button to proceed with your election. You will be redirected to the first page of the Election Form. You will need to check the appropriate boxes next to each of your Eligible Options to indicate whether or not you are tendering that Eligible Option for amendment in accordance with the terms of the Offer. After completing the Election Form, you will be allowed to review the elections you have made with respect to your Eligible Options. If you are satisfied with your elections, you should proceed to the Agreement to Terms of Election page. When you click on the “I Agree” box on the Agreement to Terms of Election, you will have completed the election process for tendering your Eligible Options. You will then be directed to the Print Confirmation page, where you can print a copy of the Print Confirmation to keep for your records.

The Company intends to disseminate an Election Confirmation Statement via e-mail to your Blue Coat e-mail address within one business day after your submission of your Election Form on the Offer website at https://toadmin.bluecoat.com. If you have not received an Election Confirmation Statement in the timeframe prescribed, the Company recommends you e-mail a copy of your Print Confirmation to stock.admin@bluecoat.com or fax a copy of your Print Confirmation to Sonia Sexton at (408) 220-2106 prior to the expiration of the Offer.

If you are not able to submit your election electronically via the Offer website as a result of technical failures inherent to the website, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper Election Form and return it to the Company via facsimile to Sonia Sexton at (408) 220-2106.

If you decide to participate in the Offer, you must complete the election process in the foregoing manner by 11:59 p.m. Pacific Time on May 29, 2007. If we extend the Offer beyond May 29, 2007, you must complete the process before the extended expiration date of the Offer.

4.	DURING WHAT PERIOD OF TIME MAY I CHANGE MY ELECTION WITH RESPECT TO MY ELIGIBLE OPTIONS?

You may change your previously submitted election at any time prior to 11:59 p.m. Pacific Time on May 29, 2007 (or any extended expiration date of the Offer). If you would like to change your election, you must log on to the Offer website at https://toadmin.bluecoat.com, and complete and submit a new Election Form. You should print a copy of your revised Election Form and updated Print Confirmation and keep those documents with your other records for this Offer. Alternatively, you may change your existing election by completing a new paper Election Form and returning it to the Company via facsimile to Sonia Sexton at (408) 220-2106.

You may change your previously submitted elections as many times as you would like prior to the expiration of the Offer.

5.	WHAT DO I DO IF I FIND AN ERROR REGARDING MY ELIGIBLE OPTIONS IN THE ELECTION FORM?

If you think there is an error in the information contained on your Election Form, please send an e-mail to stock.admin@bluecoat.com.

6.	WHERE CAN I OBTAIN A COPY OF THE ELECTION FORM AND STOCK OPTION AMENDMENT AND SPECIAL BONUS AGREEMENT?

To obtain a copy of the Election Form and the Stock Option Amendment and Special Bonus Agreement, please log onto the Offer website at https://toadmin.bluecoat.com. If you would like paper copies of the Election Form or the Stock Option Amendment and Special Bonus Agreement, please send an e-mail to stock.admin@bluecoat.com.

7.	WHAT WILL HAPPEN TO MY TENDERED OPTIONS?

If Blue Coat accepts your tendered options pursuant to the terms of the Offer, then each of those options will be amended to increase the exercise price per share to the fair market value per share of Blue Coat common stock on the Actual Grant Date.

8.	WHY DOES MY E*TRADE EMPLOYEE STOCK PLAN ACCOUNT REFLECT THAT THE OPTION GRANT DATE HAS CHANGED?

The Grant Date set forth in your E*TRADE Employee Stock Plan account for any Eligible Options that are amended will be changed to the Amendment Date. This does not impact the vesting of your Eligible Options or the Actual Grant Dates of the Eligible Options, as reflected in the Company’s records.

9.	WHAT ARE SOME OF THE KEY DATES TO REMEMBER?

The commencement date of the Offer is May 1, 2007.

The Offer will expire at 11:59 pm Pacific Time on May 29, 2007 (unless we extend it).

The Eligible Options will be amended on May 30, 2007 (unless we extend the Offer).

The cash bonus will be payable on January 15, 2008.

10.	WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

For additional information or assistance, you should send an e-mail to stock.admin@bluecoat.com and the appropriate person will contact you.

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